FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For October 25, 2006
Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) is pleased to announce that its local geological team and independent consulting group RSG Global Ltd. are in the process of mobilizing ground crews for the commencement of surface geophysical and geological testing at the company's In Gall and Irhazer uranium concessions in Niger, west Africa. Conducted as part of Northwestern's ongoing exploration program, this phase will further test over 15 high-priority near-surface anomalies that are on trend with known uranium deposits and occurrences, as identified during the company's recently completed airborne survey.

‘‘We are extremely confident in the uranium potential of our concessions in this under-explored region of Niger and our team is working to move them quickly forward,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘Management expects results from this extensive field program to put Northwestern in the enviable position of being the first North American explorer since the 1970s to conduct a uranium drill program in Niger, with drilling tentatively scheduled to begin in spring 2007.’’

The ground exploration program is expected to further delineate, refine and rank drill targets using a combination of surface geophysical surveying, geological mapping, trenching and geochemical sampling. Radioactivity will be measured and the results will be mapped on a comprehensive geophysical grid.

A comprehensive high-resolution, multi-sensor airborne geophysical survey was flown over Northwestern's Niger concessions earlier this year. It identified numerous uranium anomalies defined by uranium-thorium ratios, including at least 15 top-ranked zones that are on trend with known uranium deposits and occurrences. The survey covered approximately 14,900 line miles (24,000 line kilometers), as discussed in a press release issued on September 22, 2006.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world's top producers of uranium.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date:    October 25, 2006